MERIT MEDICAL SYSTEMS, INC.
1600 West Merit Parkway
South Jordan, Utah 84095

December 28, 2010

EDGAR CORRESPONDENCE AND

FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mary Beth Breslin

RE:          Merit Medical Systems, Inc.

Registration Statement on Form S-3

File No. 333-169012

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Merit Medical Systems, Inc. (“Merit”), hereby requests that the effective date of the above-referenced Registration Statement on Form S-3, as amended, be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Thursday, December 30, 2010, or as soon thereafter as practicable.

Merit acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Merit from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) Merit may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kent W. Stanger
Kent W. Stanger
Chief Financial Officer
Merit Medical Systems, Inc.

Enclosures

cc:	Gabriel Eckstein
Securities and Exchange Commission